

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2018

Via Email
Trudy Deans
Consul General of Jamaica in New York
Consulate General of Jamaica
767 Third Avenue
New York, NY 10017

> **Re:** **Government of Jamaica**
> **Registration Statement under Schedule B**
> **Filed January 19, 2018**
> **File No. 333-222629**
>
> **Form 18-K for Fiscal Year Ended March 31, 2017, as amended**
> **Filed June 2, 2017, as amended August 30, 2017**
> **File No. 1-04165**

Dear Ms. Deans:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 18-K for Fiscal Year Ended March 31, 2017

Exhibit 99.D

General

1. Please discuss the declaration and extension of the State of Emergency in St. James. Please disclose the reasons for the uptick in crime that prompted the declaration, the Government's response, and the travel advisories or security alerts that the United States, Canada, and the United Kingdom have issued.

Infrastructure, page D-31

2. In this section or elsewhere, please discuss the flooding in Montego Bay that took place in November 2017. If material, describe the infrastructure damage caused by the flooding.

Agriculture, page D-37

3. If material, please discuss the economic impact of the Beet Armyworm infestation on the agricultural sector.

Bank of Jamaica AML/CFT Guidance Notes, page D-91

4. Please describe the AML/CFT deficiencies that were identified in the CFATF Mutual Evaluation Report.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact me at (202) 551-3238 with any questions.

                                        Sincerely,

                                        /s/ Ellie Quarles

                                        Ellie Quarles
                                        Special Counsel

cc: Cathleen McLaughlin, Esq.
       Paul Hastings, LLP